ITEM 77 C

Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated

Meeting of Shareholders

On April 19, 2017, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund.
The proposal was approved by the shareholders and the results of the voting are as follows:


Name              For                Withheld
Morgan Gust       10,310,589.853     220,360.000




Ms. Karen H. Hogan and Messrs. R. Eric Chadwick and David Gale continue to serve in their capacities as Directors of the Fund.